Pearl Diver Credit Company LLC

747 Third Avenue

Suite 3603

New York, NY 10017

February 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pearl Diver Credit Company LLC (the “Registrant”)

Delaying Amendment for the Registrant’s Registration Statement on Form N-2

(File Nos. 333-275147 and 811-23912)

Ladies and Gentlemen,

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the Registrant’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2024.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on the 23rd day of February, 2024.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact Erica L. Zong Evenson of Morgan, Lewis & Bockius, LLP, external counsel to the Registrant, at (202) 373-6182.

Sincerely,

/s/ Indranil Basu

Indranil Basu

Chief Executive Officer